08032575

SEC Mail
Mail Processing
Section
AUG 28 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

08032575

SEC FILE NUMBER
8-49536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Security Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Miami Avenue West Suite B
(No. and Street)

Venice, (City) Florida (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Garbade 941-483-3732
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
NOV 06 2008
THOMSON REUTERS

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10/22/08

OATH OR AFFIRMATION

I, Joseph Garbade ; swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Security Capital Management, Inc. , as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Linda C. Horn
Commission # DD419512
Expires: APR. 17, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

First Security Capital Management, Inc.

June 30, 2008

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Board of Directors
First Security Capital Management, Inc.
Venice, Florida

We have audited the accompanying statement of financial condition of First Security Capital Management, Inc. as of June 30, 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Capital Management, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2008, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

August 25, 2008

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 74,044
Due from officers	152,598
Prepaid expenses	1,739
Property and equipment, net	2,844
Deposit with clearing organization	25,000
	$ 256,225

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 35,998
Shareholders' equity:	
Common stock, $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	87,500
Retained earnings	131,727
	220,227
	$ 256,225

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2008

Revenues:	
Investment advisory	$ 545,227
Commissions	163,776
Other income	38,048
	747,051
Operating expenses:	
Salaries and payroll taxes	513,341
Commissions	41,870
Professional and legal fees	21,933
Rent	19,172
Office expenses	22,100
Licenses and registration fees	28,076
Other operating expenses	25,418
	671,910
Net income	$ 75,141

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, July 1, 2007	1,000	$ 1,000	$ 87,500	$ 105,551	$ 194,051
Distributions	-	-	-	(48,965)	(48,965)
Net income for the year ended June 30, 2008	-	-	-	75,141	75,141
Balance, June 30, 2008	1,000	$ 1,000	$ 87,500	$ 131,727	$ 220,227

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:	
Net income	$ 75,141
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,039
Changes in operating assets and liabilities:	
Decrease in accounts receivable	3,150
Increase in due from officers	(74,870)
Decrease in prepaid expenses	817
Increase in accounts payable and accrued expenses	21,857
Total adjustments	(47,007)
Net cash provided by operating activities	28,134
Cash flows from financing activities:	
Distributions paid and net cash used by financing activities	(48,965)
Net decrease in cash	(20,831)
Cash and cash equivalents at July 1, 2007	94,875
Cash and cash equivalents at June 30, 2008	$ 74,044

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2008

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
First Security Capital Management, Inc. (the "Company") was incorporated in September 1995 as a registered investment advisor. The Company provides planning and investment management services. The corporate office of the Company is located in Venice, Florida. Additionally, the Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA" formerly the NASD). Trades are cleared principally by Pershing LLC, a member of the New York Stock Exchange ("NYSE").

Cash and cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment:
Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 7 years and the straight-line method is used for depreciation purposes. Software and leasehold improvements are being amortized over 3 and 5 years, respectively, using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Impairment of long-lived assets:
In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

Income taxes:
The Company and its shareholders have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholders. Because of this election, federal income taxes have not been provided for in the financial statements for the year ending June 30, 2008.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies - continued:

Revenue and expense recognition:
The revenue of the Company is derived primarily from investment advisory fees and from commissions earned on the sale of securities. Investment advisory fees are generally calculated as a percentage of assets managed, are paid in advance each quarter, and are amortized to income over the period for which the fees were paid. Commission income is recorded as of the date of the transaction leading to the commission.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred. Advertising for the year ended June 30, 2008 was $13,885.

2. Property and equipment:

Property and equipment consists of the following at June 30, 2008:

Computer equipment	$ 11,691
Software	22,602
Office equipment	21,175
Furniture and equipment	2,075
Leasehold improvements	7,527
	65,070
Less accumulated depreciation and amortization	(62,226)
	$ 2,844

Depreciation and amortization expenses amounted to $2,039 for the year ended June 30, 2008.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of June 30, 2008, the Company had excess net capital of $5,045 above the minimum and a net capital ratio of .65 to 1.

4. Related party transactions:

The Company leases office space on a month-to-month basis from an entity in which the majority shareholder of the Company is a significant partner. Rent payments to this entity totaled $16,170 for the year ended June 30, 2008.

Also, the Company paid tax preparation fees to an affiliate totaling $1,231, for the year ended June 20, 2008.

5. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2008.

6. Leases:

The Company has an operating lease for a copier. The lease is non-cancelable and expires in October 2010. The Company also leases office space from a related party (see Note 4).

At June 30, 2008, the approximate future minimum rental payments required are as follows:

For the year ended June 30:

2009	$ 2,196
2010	2,196
2011	732
	$ 5,124

Rental expense under the above mentioned lease totaled $2,196 for the year ended June 30, 2008.

7. Supplementary disclosures of cash flow information:

Cash was paid during the period for:

Interest	$ -
Income taxes	$ -

8. Potential sale:

The Company is currently being held for sale. There have been no costs incurred related to any potential sale and the business operations have continued and are comparable to the prior year.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

Net capital	
Total shareholders' equity	$ 220,227
Deductions:	
Non-allowable assets:	
Cash and cash equivalents	(8,001)
Due from officers	(152,598)
Prepaid expenses	(1,739)
Property and equipment, net	(2,844)
Net capital	$ 55,045
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2008)	
Net capital, as reported in Company's Part II FOCUS report	$ 61,601
Adjustments:	
To reduce cash and cash equivalents	(63)
To record accounts payable and accrued expenses	(6,556)
Net capital	$ 55,045

FIRST SECURITY CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

Net capital	
Total shareholders' equity	$ 220,227
Deductions:	
Non-allowable assets:	
Cash and cash equivalents	(8,064)
Due from officers	(152,598)
Prepaid expenses	(1,739)
Property and equipment, net	(2,844)
Net capital	$ 54,982
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2008)	
Net capital, as reported in Company's Part II FOCUS report	$ 61,601
Adjustments:	
To reduce cash and cash equivalents	(63)
To record accounts payable and accrued expenses	(6,556)
Net capital	$ 54,982

FIRST SECURITY CAPITAL MANAGEMENT, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2008

Accounts payable and accrued expenses and aggregate indebtedness	$ 35,998
Ratio of aggregate indebtedness to net capital	.65 to 1

See auditor's report

CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
First Security Capital Management, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplemental schedules of First Security Capital Management, Inc. (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be material weaknesses and communicated them in writing to management and those charged with governance on August 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, shareholders, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

August 25, 2008

END